September 13, 2012

VIA FACSIMILE AND OVERNIGHT COURIER

Ms. Louise Dorsey

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Empire State Realty Trust, Inc. Empire State Realty OP, L.P. Amendment No. 3 to Registration Statement on Form S-4
Filed August 13, 2012
Amendment No. 2 to Registration Statement on Form S-11
Filed July 3, 2012 File Nos. 333-179486; 333-179486-01

Dear Ms. Dorsey:

On behalf of Empire State Realty Trust, Inc., a Maryland corporation (the “Company”) and Empire State Realty OP, L.P. (the “Operating Partnership”), we are resubmitting our letter dated September 10, 2012 to reflect the requested clarifications to the September 5, 2012, September 7, 2012 and September 12, 2012 oral requests by the staff of the Division of Corporation Finance of the Commission (the “Staff”) for supplemental information providing additional analysis related to the accounting costs included in the table under the heading “Derivation of Consolidation Expenses,” relating to the Company’s Registration Statements on Form S-4 (Registration No. 333-179486). The clarifications include additional detail provided in the schedule included as Exhibit A.

We respectively advise the Staff that the work performed by external professional firms related to the consolidation and the initial public offering have been performed simultaneously and much of the same work and analysis is needed for both the consolidation and the initial public offering. As a result, the costs cannot be factually separated between the two activities. Further, we continue to believe that this transaction is one project – a capital event – and not a business combination followed by a capital event. We note that the planned acquisition of the non-controlled entities and the option property entities are being treated as a business combination and the costs allocated to those entities have been expensed as incurred.

We have provided a detail for the accounting costs as Exhibit A. We have reviewed the work performed by each accounting firm assisting us and separated costs between accounting services (such as journal entries and financial statement preparation) and services performed directly for the S-4 and S-11 filings. From January 1, 2010 through March 31, 2012, we have incurred $19.6 million of accounting costs as described on page 238 of our previous S-4 filing. Of this $19.6 million, we determined that $9.5 million related to accounting services that are to be expensed as incurred and $10.1 million relates to services directly related to the consolidation and initial public offering. The predecessor entities, non-controlled entities, and the option property entities expensed a combined $9.0 million, which approximates the $9.5 million expense amount in Exhibit A. It is also noted that the predecessor entities, non-controlled entities, and option property entities have expensed approximately $6.9 million of accounting and auditing costs that are in addition to the $19.6 million disclosed on page 238 of our previous S-4 filing and are included in Marketing, General, and Administrative expense.

We consider the costs incurred by the Company to effectuate the related and simultaneous steps of consolidation, registration, and the initial public offering as costs of the offering and we believe are properly deferred in accordance with SAB Topic 5.

We thank you for your prompt attention and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to our counsel Larry Medvinsky, Esq. at (212) 878-8149 or Steven Fishman, Esq. at (212) 969-3025.

Yours truly,

/s/ Andrew Prentice

Andrew Prentice

Chief Accounting Officer

Malkin Holdings LLC

cc:	Jessica Barberich
Eric McPhee
Angela McHale
David L. Orlic
Tom Kluck
Anthony E. Malkin David A. Karp
Thomas N. Keltner, Jr. Larry Medvinsky Steven Fishman

Exhibit A

The following is total accounting costs related to the Predecessor entities, non-controlled entities, and option properties for the period January 1, 2010 through March 31, 2012:

Service provider	Total accounting expenses	Description of services
Incremental consolidation accounting expenses:
Ernst & Young	$8,612,800
Margolin Winer Evens	4,953,380
Mark Paneth & Shron	2,953,000
Anchin Block Anchin	2,457,921
Berdon	425,626
Lewis Braff & Co.	73,995
Rogoff & Company	57,624
Deloitte	50,000
Other	33,670

Total incremental consolidation accounting expenses	19,618,016	See additional detail below

MG&A accounting expenses:
Ernst & Young	1,208,246	Audits of existing registrants
Other accounting firms and internal costs	5,669,256	Accounting services provided by local accounting firms and internal personnel

Total MG&A accounting expenses	6,877,502

Total accounting and auditing costs	$26,495,518

The following are incremental accounting costs related to the Company's S-4 and S-11 filings for the period January 1, 2010 through March 31, 2012:

Service provider	Consolidation accounting expenses	Description of services
Consolidation accounting services—expensed
Margolin Winer Evens	$3,467,366	Financial statement compilation, tax to GAAP conversion
Mark Paneth & Shron	2,362,400	Combined financial statements preparation and journal entries
Ernst & Young	1,750,000	Financial statement audit for Predecessor
Anchin Block Anchin	1,720,545	Financial statement compilation, tax to GAAP conversion
Lewis Braff & Co.	73,995	Accounting preparation work
Rogoff & Company	57,624	Accounting preparation work
Deloitte	50,000	Financial systems consulting
Other	33,670

Total consolidated accounting services—expensed	9,515,600

S-4 and S-11 services—deferred
Ernst & Young	$6,862,800	S-4/S-11 assistance and tax advisory services in connection with IPO
Margolin Winer Evens	1,486,014	3-14 financial statements, assistance with individual private MD&As, pro forma, and straight line rent projections for pro forma
Anchin Block Anchin	737,376	3-14 financial statements, assistance with individual private MD&As, pro forma, and straight line rent projections for pro forma
Mark Paneth & Shron	590,600	Assistance with writing and analyzing MD&A
Berdon	425,626	Preparation of initial individual and predecessor MD&As and analyses to include in the S-4 and S-11

Total S-4 and S-11 services—deferred	10,102,416

Total consolidation expenses	$19,618,016

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